     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1999


                                                      REGISTRATION NO. 333-82071
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                 CHROMATICS COLOR SCIENCES INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                NEW YORK                               13-3253392
        (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            ------------------------
                               5 EAST 80TH STREET
                               NEW YORK, NY 10021
                                 (212) 717-6544
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                                       WITH A COPY TO:
       DARBY S. MACFARLANE                        JEFFREY E. LAGUEUX, ESQ.
   CHAIRPERSON OF THE BOARD AND            PATTERSON, BELKNAP, WEBB & TYLER LLP
      CHIEF EXECUTIVE OFFICER                   1133 AVENUE OF THE AMERICAS
        5 EAST 80TH STREET                        NEW YORK, NY 10036-6710
        NEW YORK, NY 10021                             (212) 336-2000
          (212) 717-6544
 (ADDRESS, INCLUDING ZIP CODE, AND
TELEPHONE NUMBER,  INCLUDING AREA CODE,
     OF AGENT FOR SERVICE)

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

     If this form is filed to register additional securities pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE


========================================================================================================
                                                 PROPOSED MAXIMUM    PROPOSED MAXIMUM         AMOUNT OF
  TITLE OF SHARES TO BE        AMOUNT TO BE       OFFERING PRICE    AGGREGATE OFFERING      REGISTRATION
       REGISTERED             REGISTERED(1)        PER SHARE(2)          PRICE(2)              FEE(3)
--------------------------------------------------------------------------------------------------------
Common Stock, par value
$.001                        2,330,690 shares         $8.4375         $19,665,196.88          $7,603.06
========================================================================================================



(1) Represents the total shares of common stock (i) issuable upon conversion of 14% senior convertible debentures issued by Registrant in the principal amount of $5 million on April 15, 1999, plus all interest accrued thereon at maturity on April 15, 2002, at a conversion price of $5.00; (ii) issuable upon conversion of 40,000 shares of convertible preferred stock issued by Registrant for aggregate proceeds of $4 million on June 15, 1999, plus all dividends accrued thereon at a rate of 8% during the period from June 15, 2002 to June 15, 2004, at a conversion price of $7.25 per share; and (iii) issuable upon the exercise of 270,690 warrants issued by Registrant on June 15, 1999 at an exercise price of $8.25 per share.


(2) Estimated solely for the purpose of calculating the registration fee. Such estimates have been calculated in accordance with Rule 457(c) under the Securities Act of 1933 and are based upon the average of the high and low prices per share of the Registrant's common stock on the Nasdaq SmallCap Market on June 28, 1999.

(3) Paid on June 30, 1999.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission[el]is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.



PROSPECTUS

                           CHROMATICS COLOR SCIENCES
                              INTERNATIONAL, INC.


                        2,330,690 SHARES OF COMMON STOCK



The selling stockholders named in this prospectus are offering and selling up to 2,330,690 shares of our common stock. These shares were acquired by the selling stockholders upon the exercise of convertible debt securities, convertible preferred stock and warrants sold by us to the selling stockholders in private financings.


The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways. The prices at which the selling stockholders may sell the shares of common stock will be determined by prevailing market prices for the shares or by negotiated transactions. We will not receive any of the proceeds from the sale of shares, but we will receive the exercise price of the warrants.


Our common stock is listed on the Nasdaq SmallCap Market under the symbol 'CCSI.' On November 11, 1999 the closing sales price of our common stock on the Nasdaq SmallCap Market was $7.50.



You should read the description of certain risks under the caption 'Risk Factors' beginning on page 5 before purchasing any of the common stock offered by this prospectus.


THE SHARES OFFERED OR SOLD UNDER THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is November 12, 1999.

                      GENERAL INFORMATION ABOUT CHROMATICS



     We are engaged in the business of researching, developing and commercializing intellectual property rights, technology and instrumentation we have developed in the field of color science. Color science involves the objective, standardized analysis, description and measurement by instrument to a laboratory standard of accuracy of the colors composing the visual color spectrum and their related physical properties in relation to each other. Historically, analysis of all aspects of color could only be performed through the subjective visual perception of the observer. Beginning in the 1930s, however, photoelectric instruments for objectively measuring colors became available. Since that time, increasingly precise methodologies and instruments have been developed and refined. Applications of color science technology include the objective, standardized measurement analysis and classification of the color of:



      o human skin,



      o human tissue,



      o human fluid,



      o human hair,



      o human teeth or



      o biological subjects including plants and animals,



the detection and monitoring of conditions affecting the coloration of human skin, tissue, fluid, hair or teeth or biological subjects and the classification and organization by color of various consumer color-sensitive products such as:


      o cosmetics,

      o tooth enamel,

      o hair color,

      o hosiery,


      o fashion and



      o textiles.


     We have incorporated some of these intellectual property rights, technology and instrumentation into a proprietary color measurement system and software marketed for various applications known as the ColorMate(Registered) System. We have developed our intellectual property and the ColorMate(Registered) System for:


      o the color measurement to a laboratory standard of accuracy and classification of human tissue, fluid, hair and/or teeth color,




      o the color coordination of these human skin, tissue, fluid, hair and/or teeth color classifications in relation to products,



      o the color measurement to a laboratory standard of accuracy, classification and organization based on color of various color-sensitive consumer products such as cosmetics, hair coloring, hosiery, clothing, tooth enamel, paint and textiles,



      o the color measurement to a laboratory standard of accuracy to monitor infant jaundice,



      o the color measurement in detecting and monitoring certain other diseases which we believe can be diagnosed or monitored by the coloration of human skin, tissue and fluids (although these other medical uses would require extensive clinical testing as well as FDA and foreign market clearances or approvals, and there is no assurance that such clearances or approvals would be granted) and



      o the color coordination of products in relation to other products.



     We determine such product color classifications by conducting laboratory product chromaticity studies, which ascertain the range of color properties particular to a given subject and/or product.

     We have also developed our own line of color coordinated proprietary cosmetics (My Colors by Chromatics(Registered)) and color coordinated proprietary color charts and material swatchpacks for use in the cosmetics, beauty and fashion industries.



     Our ColorMate(Registered) System consists of:



      o a color measurement instrument to be held against a subject's skin, hair, teeth or sample,



      o a series of filters and a computer and



      o related proprietary software all housed in a portable briefcase.



     The color measurement instrument in our ColorMate(Registered) System or as a hand-held, battery operated instrument is used in all of the medical, cosmetic and other applications of our intellectual property rights, technology and instrumentation. This instrument is held against the subject's skin, hair, teeth or sample and performs color measurement of coloration and luminosity. In skin color analysis, our software analyzes the color measurement taken and assigns the subject to one of the approximately 200 skin color categories we have identified through our research and development efforts. In the medical application for monitoring infant jaundice, the instrument measures the incremental yellow content of the skin and provides a numerical index estimated in milligrams/deciliters or micro moles correlating to the serum bilirubin concentration within a clinically useful range.



     We hold four U.S. patents and have 11 pending U.S. patent applications. In addition, we hold several foreign patents and have filed foreign patent applications which correspond, at least in part, to our U.S. patents. The proprietary information claimed by our patents includes, among other things, (i) a method of detecting a medical condition that involves a symptomatic, detectible change in a test subject's skin coloration (such as a method for monitoring infant jaundice in an infant test subject), (ii) a method and instrument for identifying skin color and categories of individuals, (iii) a method of determining color compatibility of an individual's skin with non-skin matter and (iv) a method of assigning a skin color compatibility classification to non-skin matter and color charts and samples made by that method. Proprietary information claimed by our patents is incorporated in the proprietary software and measurement system used in our ColorMate(Registered) System and in the proprietary software and measurement system used in our ColorMate(Registered) TLc-BiliTest(Registered) System. We also hold several registered trademarks and believe we have copyright protection for all of the software used in our ColorMate(Registered) System and in our ColorMate(Registered) TLc-BiliTest(Registered) System.



     In July 1997 we received clearance from the U.S. Food and Drug Administration for commercial marketing of our ColorMate(Registered) System device for the non-invasive monitoring of newborn bilirubinemia (infant jaundice) by healthcare professionals in the hospital, institutional, pediatricians' office or home setting. Our FDA market clearance authorizes use of our technology as an aid to the physician in monitoring the status of newborn babies for the development of newborn bilirubinemia. Following a physician's examination of a newborn within the first hours of birth, newborn babies are measured initially and monitored periodically by the ColorMate(Registered) TLc-BiliTest(Registered) System for incremental changes in the yellow content of their skin. Almost all newborns develop some degree of infant jaundice and very high bilirubin levels, if left untreated, may, in extreme cases, lead to permanent brain damage or death. Infant jaundice occurs in most newborns because of a combination of increased bilirubin production, a waste product that is normally produced from the breakdown of red blood cells, and decreased clearance of bilirubin by the liver. Prior to birth, the bilirubin in an infant is processed by the mother's liver and excreted. After birth, an infant must eliminate bilirubin independent of its mother, and it may take an infant's system several days to begin eliminating the bilirubin faster than it is being produced.



     The current procedure for the initial screening for infant jaundice is the observation of the yellowing of the skin by professional care providers, which is a subjective determination prone to errors due to different skin colors. If the initial clinical assessment suggests the possibility of significant elevated bilirubin levels, the current procedure requires that a blood sample be obtained from the infant, usually by a so-called heelstick (lancing the infant's heel). We believe that a non-invasive instrument that monitors infant jaundice represents a significant improvement in patient care.

     The ColorMate(Registered) TLc-BiliTest(Registered) System monitors the incremental change of the yellow content of the skin color in infants of all races by non-invasively measuring the color of the skin of the newborn. Color measurements are obtained by placing the device on different physical sites of the newborn for five to ten seconds. Accuracy of the color measurements is ensured by use of the TLc-Lensette(Trademark) calibration standard used prior to each baby's measurement, a proprietary disposable color-calibration standard, a verification standard and a protective shield to help prevent cross contamination between patients used prior to each baby's measurement. Each color measurement of the skin is analyzed by our proprietary technology to provide patients a numerical index estimated in milligrams/deciliters calculating the newborn's serum bilirubin concentration within a clinically useful range.



     We believe that our intellectual property rights and our ColorMate(Registered) System may have applications in other industries, including the cosmetic, hair color, beauty aid and fashion industries for cosmetics, hair color, custom blended foundation makeup, hosiery, clothing and accessories and the dental industry for matching the exact color of teeth caps, bonding and dentures for both dentist offices and dental laboratories. We also believe that our ColorMate(Registered) System and intellectual property may have commercial applications in industrial color measurement applications in order to achieve and confirm uniformity of color shades within a given product line or between two products of the same line (for example, paint, textile and food products). To date, however, we have not achieved commercial market penetration in any non-medical industry. We are currently in the early stages of the commercialization of our ColorMate(Registered) TLc-BiliTest(Registered) System for the monitoring of infant jaundice and have not yet generated substantial revenues from the sale of this product. We will need to generate substantial revenues from the sale of our products and/or the financial markets in order to develop other medical and non-medical applications for our intellectual property rights, technology and instrumentation and to fund our continuing operations. If we are not successful in generating additional revenues, we may be forced to curtail our operations and seek protection from our creditors under applicable bankruptcy laws.



     We were incorporated in New York in March 1984. Our principal executive offices are located at 5 East 80th Street, New York, New York 10021 and our telephone number at that address is (212) 717-6544.

                                  RISK FACTORS

     Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, in addition to the other information in this prospectus, before investing in our common stock.


WE HAVE A LIMITED OPERATING HISTORY



     We have a limited operating history and have generated insignificant revenues to date. Although we have recently entered into agreements for the manufacturing and distributing of our ColorMate(Registered) TLc-BiliTest(Registered) System, to date we have not produced or sold substantial quantities of this product. We cannot assure you that this product can be manufactured in commercial quantities or at an acceptable cost or marketed successfully. We also cannot assure you that we will be successful in our efforts to commercialize our ColorMate(Registered) System for other applications.


WE EXPECT TO CONTINUE TO OPERATE AT A LOSS AND WE MAY NEVER ACHIEVE
PROFITABILITY


     We cannot be certain that we will ever achieve and sustain profitability. To date, we have been engaged in research and development activities and have not generated any significant revenues from product sales. As of June 30, 1999, we had an accumulated deficit of $27,744,500. We expect that we will continue to incur operating losses for the current and subsequent fiscal years.



     In addition, we will record the following charges in connection with the $5.0 million debt financing in April 1999 and $4.0 million preferred stock financing in June 1999.


          o The April financing will result in an additional interest charge of approximately $3.5 million, resulting from a below-market conversion price of the debt. This amount will be expensed over the twelve-month period ending April 2000.


          o The June financing will result in a deemed dividend charge of approximately $3.0 million, resulting from a below-market conversion price of the preferred stock, a redemption premium and warrants issued in connection with the financing. Of this amount, $1.2 million was charged in June 1999 and $1.8 million will be charged over the redemption period.



If we raise the additional $4.0 million in preferred stock financing, as noted above, there will be a similar deemed dividend charge.



IF WE DO NOT SECURE ADDITIONAL FINANCING WE WILL NOT BE ABLE TO DEVELOP AND MARKET OUR PRODUCTS



     We will require substantial additional funds for our research and product development programs, for contractual obligations, for operating expenses, to pursue regulatory approvals and to develop and commercialize other applications of our ColorMate(Registered) System. Adequate funds for these purposes, whether through the financial markets or other sources, may not be available when needed. Additionally, under the terms of our manufacturing agreement we must provide our manufacturing partner with certain component parts to be assembled into our ColorMate(Registered) System and our ColorMate(Registered) TLc-BiliTest(Registered) System. Without the funds to provide these component parts, our products cannot be manufactured and we will be unable to fulfill our obligations to our distrtibution partner. Lastly, the terms of the convertible preferred stock that require a downward adjustment in the conversion price if we issue shares of common stock at a price of less than $7.25 per share will increase the cost to us of any subsequent equity financing effected at less than $7.25 per share. If we fail to make any payment required or if we are otherwise in default under the manufacturing and distribution agreements relating to our ColorMate(Registered) System and our ColorMate(Registered) TLc-BiliTest(Registered) System, the other parties will have the right to terminate the agreements. Termination of any of these agreements would have a material adverse effect on our business by rendering us unable to manufacture and distribute our ColorMate(Registered) System and our ColorMate(Registered) TLc-BiliTest(Registered) System until replacement agreements were entered into.



WE WILL REQUIRE ADDITIONAL FUNDS IF THE CONVERTIBLE DEBENTURES AND CONVERTIBLE PREFERRED STOCK ARE NOT CONVERTED PRIOR TO MATURITY



     We will be obligated to repay the selling stockholders in cash on the maturity date of the convertible debentures and the redemption date of the convertible preferred stock if the selling stockholders do not elect to convert the convertible debentures or the convertible preferred stock into shares of our common stock and we are unable to compel such conversion pursuant to the mandatory conversion provisions described above relating to the market price of our common stock. The selling stockholders generally will not elect to convert the convertible debentures unless the market price of our common stock exceeds $5.00 per share at the time of conversion. Similarly, the selling stockholders generally will not elect to convert the convertible preferred stock unless the market price of our common stock exceeds $7.25 per share at the time of conversion. In addition, if an event of default occurs with respect to the convertible debentures prior to the stated maturity date the selling stockholders may elect to accelerate the maturity of the convertible debentures with the effect that the principal amount and all accrued but unpaid interest would become immediately due and payable. We cannot assure you that we would have sufficient funds available to us to satisfy such obligations. Failure to satisfy such obligations would have a material adverse effect on our business and could force us to close our operations and seek protection from our creditors under applicable bankruptcy laws.



WE DO NOT HAVE MANUFACTURING OR MARKETING CAPABILITIES OF OUR OWN AND DEPEND ON OTHER PARTIES FOR MANUFACTURING AND MARKETING



     We currently do not have the resources to manufacture or market independently on a commercial scale the ColorMate(Registered) System, the ColorMate(Registered) TLc-BiliTest(Registered) System or any other products that we may develop. We rely on our corporate partners to manufacture and to market our ColorMate(Registered) TLc-BiliTest(Registered) System and will continue to rely on corporate partners to manufacture and to market our ColorMate(Registered) System for other applications. The amount and timing of resources to be devoted to these activities by these other parties may not be within our control. We cannot assure you that these parties will perform their obligations as expected or that we will derive any revenue from these arrangements. We have no experience in manufacturing or marketing any products. The failure of our corporate partners to perform their obligations relating to the manufacturing and distributing of our ColorMate(Registered) System or ColorMate(Registered) TLc-BiliTest(Registered) System would have a material adverse effect on our business by rendering us unable to manufacture and distribute our ColorMate(Registered) System and our ColorMate(Registered) TLc-BiliTest(Registered) System until a replacement arrangement was entered into.



WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR COLORMATE(REGISTERED) TLC-BILITEST(REGISTERED) SYSTEM



     Our success in commercializing our ColorMate(Registered) TLc-BiliTest(Registered) System will be dependent upon its acceptance by healthcare professionals. Their acceptance will largely depend on our ability to show them its ability to reduce the need for heelsticks in monitoring infant jaundice as well as its utility compared to other non-invasive methods that currently exist or that may be developed in the future by others with respect to:



        o safety,



        o effectiveness,



        o ease of use and



        o price.



     We cannot assure that our ColorMate(Registered) TLc-BiliTest(Registered) System will be competitive with respect to these factors.



WE HAVE NOT YET SUCCESSFULLY COMMERCIALIZED OUR COLORMATE(REGISTERED) SYSTEM FOR OTHER POTENTIAL MEDICAL APPLICATIONS



     Although we have received FDA clearance to commercially market our ColorMate(Registered) TLc-BiliTest(Registered) System for monitoring infant jaundice, our clinical and research development programs for other medical applications of our ColorMate(Registered) System are at a very preliminary stage. Substantial additional research and development and further clinical trials will be necessary before commercial versions of any additional proposed products are submitted for FDA marketing clearance or approval and produced for such other medical applications. We cannot assure you that we will be able to successfully address the problems that may arise during the development, FDA review process and commercialization of these other medical applications or that any of our proposed products for these other medical applications will be successfully developed, proven safe and effective in clinical trials, cleared or approved by the FDA for marketing or meet applicable regulatory standards and requirements.

WE HAVE NOT YET SUCCESSFULLY COMMERCIALIZED OUR COLORMATE(REGISTERED) SYSTEM FOR NON-MEDICAL APPLICATIONS



     To date, we have not achieved commercial market penetration in any non-medical industry. In order to commercialize our ColorMate(Registered) System in connection with non-medical applications we will need to develop additional marketing skills, incur significant expenses on sales and marketing activities, hire additional employees and consultants and enter into arrangements with third party distributors. We cannot assure you that we will be successful in our efforts to commercialize any of these non-medical applications of our ColorMate(Registered) System.



EXTENSIVE GOVERNMENTAL REGULATION COULD ADVERSELY AFFECT OUR BUSINESS



     Governmental regulation may significantly delay the marketing of our products, prevent marketing of products altogether or impose costly requirements on our activities. The FDA and comparable foreign regulatory authorities generally require rigorous pre-clinical testing, clinical trials and government premarket review and clearance or approval for the type of human medical device we market or contemplate marketing. Numerous regulations govern, among other things, the manufacturing, safety, labeling, promotion, storage, record keeping, reporting and marketing of medical devices. A delay in obtaining or failure to obtain or maintain regulatory clearances or approvals for any of our products would have an adverse effect on our business. We cannot predict the adverse effects that existing or future government regulations may have on our business.



     Even though our ColorMate(Registered) TLc-BiliTest(Registered) System received FDA marketing clearance for monitoring infant jaundice, we may still face difficulties in manufacturing and marketing this product. A marketed product and its manufacturer's practices are subject to regulatory review and the manufacturer's facilities are subject to periodic establishment inspections. The discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The failure to comply with applicable regulatory requirements can, among other things, result in:



          o fines,



          o suspended or withdrawn regulatory approvals,



          o refusal to clear or approve pending applications,



          o refusal to permit exports or to allow imports from the United
            States,



          o product recalls,



          o seizure of products,



          o injunctions,



          o operating restrictions and



          o criminal prosecutions.



WE MAY BE UNABLE TO DEVELOP POTENTIAL INTERNATIONAL MARKETS AND OBTAIN FOREIGN REGULATORY APPROVALS



     Although we believe that sales of our products to customers outside of the United States represent a significant potential source of growth we may not be able to obtain agreements with third party distributors for marketing outside of the United States. We also cannot be certain that we will be able to maintain our existing ISO 9001/EN46001 certification or that we will obtain any further regulatory approvals in other countries. In order to market our products outside of the United States, we must comply with numerous and varying foreign regulatory requirements implemented by foreign authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain further foreign clearances or approvals may differ from that required to obtain FDA clearances or approvals for commercial marketing. The foreign regulatory approval process includes all of the risks associated with obtaining FDA clearances or approvals set forth above, and clearance or approval by the FDA does not ensure clearance or approval by the authorities of any other country.

THE MEDICAL COMMUNITY MAY BE RELUCTANT TO ACCEPT OUR TECHNOLOGY



     The commercial acceptance of our ColorMate(Registered) TLc-BiliTest(Registered) System is substantially dependent on its acceptance by the medical community for the monitoring of infant jaundice. Because the medical community is relatively slow to adopt new technologies we cannot assure you that the medical community will perceive a need for, or accept, our ColorMate(Registered) TLc-BiliTest(Registered) System or be willing to commit funds to its purchase and use. Widespread acceptance of the ColorMate(Registered) TLc-BiliTest(Registered) System for monitoring infant jaundice will require educating the medical community about its advantages, reliability, cost-effectiveness and utility. In addition, acceptance of the ColorMate(Registered) TLc-BiliTest(Registered) System may be adversely affected by competing products which may have more utility, a lower cost or be received in a better way than our ColorMate(Registered) TLc-BiliTest(Registered) System.



OUR MAIN COMPETITORS GENERALLY HAVE MORE RESOURCES THAN WE HAVE



     The medical device industry is characterized by rapid technological advances, evolving industry standards and technological obsolescence. Our inability to meet or surpass our competitors' technological advances in this industry could have a material adverse effect on our business. We have several competitors in this industry, none of whom we believe to be dominant. We believe that, in addition to our ColorMate(Registered) TLc-BiliTest(Registered) System the only other commercially available non-invasive devices for the monitoring of infant jaundice with FDA marketing clearance in the United States are the Minolta Jaundice Meter, manufactured by Minolta Co., Ltd. which is distributed by Air Shields and the SpectRx Bilicheck, manufactured by SpectRx and Respironics. Both Minolta and Respironics have financial, marketing and other resources greater than our own. Our competitors in this industry may develop products which may render our ColorMate(Registered) TLc-BiliTest(Registered) System obsolete or which have advantages over our ColorMate(Registered) TLc-BiliTest(Registered) System, such as greater accuracy and precision or greater acceptance by the medical community.



     To the extent that we are able to commercialize our ColorMate(Registered) System for non-medical applications such as dentistry we will also encounter competition. In particular, the cosmetics industry and the fashion industry are particularly sensitive to changing consumer preferences and demands, which are difficult to predict and beyond our control. Competition in the cosmetics and dental industries is diverse, but is nevertheless dominated by a number of large, established, well-known companies having significantly greater financial, marketing and human resources than we do. These competitors also have an established presence in the market and manufacturing capabilities. We cannot assure you that we will be able to compete successfully in these non-medical markets.



WE DO NOT INTEND TO DECLARE DIVIDENDS IN THE FORESEEABLE FUTURE


     Our Board of Directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations. We have 1,380,000 shares of Class A preferred stock which are entitled to receive annual non-cumulative dividends of $.001 per share, when and as declared by our Board of Directors, which must be paid before any cash dividend may be paid with respect to our common stock.


OUR BOARD OF DIRECTORS IS AUTHORIZED TO ISSUE PREFERRED STOCK WITHOUT STOCKHOLDER AUTHORIZATION WHICH COULD BE USED AS AN ANTI-TAKEOVER DEVICE


     Our Board of Directors is authorized to issue from time to time without stockholder authorization shares of preferred stock. The issuance of preferred stock could decrease the amount of assets and earnings available for distribution to our other stockholders. Preferred stockholders could receive voting rights and rights to payments on liquidation or of dividends or other rights which are greater than the rights of the holders of our common stock. In addition, the issuance of preferred stock may make it more difficult for a third party to acquire, or may discourage a third party from acquiring, voting control of our stock. This provision could also discourage an unsolicited acquisition and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt.

OUR DIRECTORS AND EXECUTIVE OFFICERS OWN A SIGNIFICANT AMOUNT OF STOCK OF CHROMATICS AND EXERT CONSIDERABLE CONTROL OVER CHROMATICS



     As of November 1, 1999, our directors and executive officers beneficially owned approximately 18.5% of voting power represented by our outstanding common and preferred stock. As a result, these stockholders are able to significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership could also delay or prevent a change in control that may be favored by other stockholders.



WE WILL NEED TO HIRE ADDITIONAL PERSONNEL TO MANAGE OUR TRANSITION FROM A DEVELOPMENT STAGE COMPANY TO AN OPERATING COMPANY



     In order to generate and service sales of our medical products we will need to attract and retain significant additional senior and midlevel personnel experienced in financial, administrative, marketing, sales and regulatory matters in the medical industry. We currently only have 41 full-time employees, of which 20 are medical marketing or regulatory personnel. Our success will depend in part on our ability to hire, train and retain new and existing personnel. Competition for qualified personnel is intense and we cannot assure you that we will be successful in hiring, training or retaining additional personnel to support our executive, operations, marketing, sales, research and product development needs and efforts.



WE DEPEND ON THE SERVICES OF KEY PERSONNEL



     Our success depends to a significant extent upon the efforts of Darby Simpson Macfarlane, the Chairperson of our Board of Directors, our Chief Executive Officer and one of our major stockholders, and David Kenneth Macfarlane, our Vice President, Research and Development. Although we have purchased key-man life insurance policies in the amounts of $1,000,000 on the lives of each of Ms. and Mr. Macfarlane, we cannot assure you that the proceeds from such policies would enable us to retain suitable replacements for them. The loss of the services of either Ms. Macfarlane or Mr. Macfarlane could adversely affect our business.




WE ARE A DEFENDANT IN PENDING SECURITIES LITIGATION AND EXPECT TO INCUR SUBSTANTIAL EXPENSES IN CONNECTION WITH OUR DEFENSE AND COUNTERCLAIMS


     We have been named, together with certain of our officers and directors, as a defendant in three pending legal actions involving allegations that we made false and misleading statements during the period from July 30, 1997 through June 8, 1998 regarding:


          o the new innovative nature of our ColorMate(Registered) TLc-BiliTest(Registered) System,



          o the market size and revenue potential of our ColorMate(Registered) TLc-BiliTest(Registered) System and



          o the existence and status of negotiations with potential distributors of our ColorMate(Registered) TLc-BiliTest(Registered) System.



     Although we believe that the claims asserted in these suits are without merit and intend to contest them vigorously, we expect to incur substantial legal expenses in connection with defending these actions and pursuing our counterclaims and cannot assure you that the outcome of this litigation will not have a material adverse effect on our business.



WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS WHICH MAY EXCEED THE SCOPE OR AMOUNT OF OUR INSURANCE COVERAGE



     The manufacture and sale of human medical devices entails significant risk of product liability claims. We cannot assure you that our product liability coverage will be adequate to protect us from any liabilities we might incur in connection with the use or sale of our products. In addition, we may require increased product liability coverage as additional products are commercialized. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business and results of operations. We must indemnify our distribution partner against any product liability claims brought against it arising out of products developed by us.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO EFFECTIVELY MAINTAIN OUR PATENTS AND PROPRIETARY RIGHTS, WHICH WE MAY NOT BE ABLE TO DO



     Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business may be substantially impaired. We cannot assure you that our existing patents will not be successfully challenged or circumvented, that we will otherwise be able to rely on such patents, that such patents will be sufficient to protect our technologies or that future patents will issue from our pending patent applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies. We cannot assure you that our competitors will not seek to apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in foreign countries. We also cannot assure you that we will not become subject to patent infringement claims brought by third parties or to re-examination of previously issued patents or interference proceedings to determine the priority of inventions.



     We also rely on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign jurisdictions may not protect our intellectual property rights to the same extent as the laws of the United States.



OUR ASSUMPTIONS REGARDING THE BUSINESS PLAN AND STRATEGY FOR OUR
COLORMATE(REGISTERED) TLC-BILITEST(REGISTERED) SYSTEM MAY PROVE TO BE INACCURATE



     Our business plan and strategy for the commercialization of our ColorMate(Registered) TLc-BiliTest(Registered) System is based upon assumptions we have made regarding the size of the infant jaundice monitoring market, our short-term and eventual share of this market, the price at which we believe we will be able to sell or lease this product and consumer acceptance of this product. We cannot assure you that these assumptions will prove to be correct.



OUR STOCK PRICE COULD BE ADVERSELY AFFECTED IF WE WERE DELISTED FROM THE NASDAQ SMALLCAP MARKET



     Our common stock is presently traded on the Nasdaq SmallCap Market. If we fail to meet the Nasdaq SmallCap Market listing requirements and our common stock was delisted the market value of our common stock could fall and holders of common stock would likely find it more difficult to dispose of and to obtain accurate quotations as to the market value of our common stock. If our common stock is delisted from the Nasdaq SmallCap Market it could become subject to rules adopted by the SEC regulating broker-dealer practices in connection with transactions in 'penny stocks.' The penny stock rules require a broker-dealer prior to a transaction in a penny stock not otherwise exempt from the rules to deliver a standardized risk disclosure document which provides information about penny stocks and the nature and level of risks in the penny stock market.



     These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to these penny stock rules. If our common stock becomes subject to the penny stock rules, you may be unable to readily sell shares of our common stock.



OUR STOCK PRICE MAY BE VOLATILE



     The market price of our common stock has historically been volatile as a result of:



          o analyst recommendations,



          o announcements of technological innovations or new commercial products by us or our competitors,



          o market conditions relating to the medical device industry,



          o sales of substantial amounts of our common stock by existing stockholders, including short sales,

          o adverse publicity related to accusations by short sellers and



          o obtaining regulatory clearances in both the U.S. and in foreign countries.




     A short sale involves the sale of borrowed shares with the expectation that the market price of the security will decline in the future. If the anticipated price decline occurs the short seller replaces the borrowed securities with shares bought in the market at the lower price and realizes a profit equal to the difference between the price at which the borrowed shares were sold and the price at which the replacement shares are purchased. From time to time in the past concentrated periods of short selling of our common stock have created an imbalance between the number of shares offered to the market for sale and the willingness of the market to absorb these shares at prevailing price levels which has resulted in rapid and substantial declines in the market price of our common stock.



CONVERSION OF THE CONVERTIBLE DEBENTURES AND THE CONVERTIBLE PREFERRED STOCK AND EXERCISE OF THE RELATED WARRANTS WILL DILUTE THE INTERESTS OF EXISTING STOCKHOLDERS



     The conversion price of the convertible debentures and the convertible preferred stock issued to the selling stockholders and the exercise price of the related warrants issued to one of the selling stockholders is expected to be less than the current market price of our common stock on the date of conversion or exercise. So long as these securities remain outstanding and unconverted or unexercised, the terms under which we could obtain additional equity financing may be adversely affected. To the extent of any conversion or exercise of such securities, the interests of our existing stockholders will be diluted proportionately.



COST CONTAINMENT RELATING TO HEALTHCARE REFORM COULD ADVERSELY AFFECT OUR
BUSINESS



     Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change and are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and medical devices and other fundamental changes to the healthcare delivery system. Any such changes could negatively impact our ultimate profitability. Also, the trend toward managed healthcare in the United States and the concurrent growth of organizations such as healthcare management organizations, which could control or significantly influence the purchase of healthcare services and products, may result in lower prices for our medical product candidates than we currently expect. We cannot predict what impact the adoption of any federal or state healthcare reform measures or future private sector reforms may have on our business.



OUR PRODUCTS MUST BE ACCEPTED FOR REIMBURSEMENT BY THIRD-PARTY PAYORS



     Our ability to successfully commercialize our ColorMate(Registered) TLc-BiliTest(Registered) System and our other medical product candidates will depend in part on the extent to which appropriate reimbursement codes and authorized cost reimbursement levels of such products and related treatment are obtained from governmental authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payors are increasingly challenging the prices charged for medical products and services. American Medical Association CPT codes are generally used to facilitate the processing of insurance reimbursement claims and to provide a simplified reporting procedure. However, assignment of a code does not assure that the insurer will provide reimbursement or that the AMA endorses the medical procedure at issue. In March 1998, we were assigned AMA CPT Code 82250 for processing claims for use of the ColorMate(Registered) TLc-BiliTest(Registered) System. This same code is assigned for the reimbursement of laboratory blood tests currently used to monitor infant jaundice. Subsequently, the AMA informed us that CPT Code 84999 ('Unlisted Chemistry Procedure'), not Code 82250, was the assigned code. However, the AMA indicated that it was reviewing coding in this area generally. Although we believe that the original code assignment to our ColorMate(Registered) TLc-BiliTest(Registered) System was correct, we cannot assure you that our belief will be sustained. Claims for reimbursement under CPT Code 84999 may not be as readily processed for reimbursement as claims made under CPT Code 82250.

YEAR 2000 ISSUE RISKS MAY RESULT IN A MATERIAL ADVERSE EFFECT ON OUR BUSINESS



     Although we do not presently believe that, with upgrades of existing software and/or conversion to new software, the year 2000 problem will pose significant operational problems for our internal computer systems or have a negative affect on our financial position or results of operations, we are dependent on third parties for the manufacturing and marketing of our ColorMate(Registered) TLc-BiliTest(Registered) System and we cannot assure you that any year 2000 compliance problems of these third parties will not negatively affect our financial position or results of operations. If we or any third parties upon which we rely are unable to address the year 2000 issue in a timely manner, it could have a materially adverse effect on our financial position and results of operations. In order to assure that this does not occur, we are in the process of developing a contingency plan and intend to devote all resources required to attempt to resolve any significant year 2000 issues in a timely manner.



WE EXPECT TO ISSUE ADDITIONAL SHARES IN THE FUTURE WHICH WOULD DILUTE THE OUTSTANDING SHARES



     In order to finance the commercialization of our ColorMate(Registered) TLc-BiliTest(Registered) System and other applications of our ColorMate(Registered) System, we expect to issue and sell additional shares of our common stock or securities convertible into our common stock, such as the securities which we issued to the selling stockholders, in the future. The prices at which we sell these securities and the other terms and provisions related to such securities will depend on prevailing market conditions and other factors in effect at that time, all of which are beyond our control. Shares may be issued at prices which are less than the then-current market price of our common stock and/or at prices which are less than the prices at which the shares of common stock being offered by the selling stockholders hereby are sold.



                                 RECENT EVENTS



     In order to provide the ColorMate(Registered) TLc-BiliTest(Registered) System to hospitals, the medical community including clinics, pediatricians and home healthcare providers and physicians and to expedite evaluation of the product by the medical community we have taken a series of significant steps in the past 12 months:



          o In November 1998, we opened our medical division, supervised by Sheila Kempf, Vice President Medical Division. Ms. Kempf is a former Vice President-Marketing of Corometrics, a Marquette Medical Inc. company, and a former Director of Marketing for sensors and accessories of Nelcor Puritan Bennet, Inc. and has over 13 years experience in the medical marketing field. We also hired neonatal nurse clinical specialists to provide training to hospital staffs using our ColorMate(Registered) TLc-BiliTest(Registered) System. The newly-formed medical division provides sales support for the ColorMate(Registered) TLc-BiliTest(Registered) System delivered to consumers in the medical community, including hospitals, pediatricians, clinics and home healthcare agencies, and performs delivery, training and in-servicing for customers initially generated by our presentations to the medical community.



          o In November 1998, we entered into a manufacturing agreement within an ISO 9001 certified manufacturer, Nova Biomedical of Waltham, Massachusetts for the production of our ColorMate(Registered) TLc-BiliTest(Registered) System and in February 1999 we began making limited shipments of this product.



          o In January 1999, we formed a five-person sales unit to be led by Dennis A. McClinton, Vice President of Sales. Mr. McClinton has an 18-year background in sales of fetal and neonatal ICU monitoring products at Marquette Medical Systems and will head a staff that averages ten years experience in that field. This new unit is responsible for the initial sales activity for our ColorMate(Registered) TLc-BiliTest(Registered) System. The ColorMate(Registered) TLc-BiliTest(Registered) System as currently marketed by our medical division has a list price of $3,000 to $6,000 depending on the model and may be leased or used under the limited time offer for use and evaluation of the system, all with either purchase of minimum monthly supplies of the TLc-Lensette(Trademark) calibration standards at $10 per unit, or minimum monthly charges of $10 per use or under a managed use program.



          o In January, 1999 we applied for ISO 9001/EN46001 certification and the right to affix the CE mark to our ColorMate(Registered) TLc-BiliTest(Registered) System in order to market this product in the European Union. ISO 9001/EN46001 certification recognizes that we have established a quality system for the design, development, manufacturing, servicing and distribution of this product and the CE mark is a symbol of quality and compliance with applicable European Union medical device directives. We have received both the ISO 9001/EN46001 certification and the right to affix the CE mark to our ColorMate(Registered) TLc-BiliTest(Registered) System.



          o In June 1999 we entered into an agreement for the exclusive distribution of the ColorMate(Registered) TLc-BiliTest(Registered) System in the hospital, pediatricians' offices and home healthcare markets including clinics related to these markets in the United States with Datex-Ohmeda, Inc. and its Ohmeda Medical Division. This agreement provided for a four month transition period before the new distributor would begin distribution of this product. Revenues will be generated under this agreement from sales of our ColorMate(Registered) TLc-BiliTest(Registered) System and our TLc-Lensette(Trademark) calibration standards directly to Datex-Ohmeda, Inc., as well as through a percentage of the resale price received by the distributor for each product.



     In order to finance our activities, we recently completed two private placements of securities. In April 1999, we completed the private placement of $5 million in principal amount of 14% senior convertible debentures to certain of the selling stockholders for aggregate proceeds of $5 million. The 14% senior convertible debentures:



          o accrue interest at the annual rate of 14%, payable at our option in cash or in shares of our common stock upon conversion of the senior convertible debentures or the maturity date,



          o mature on April 15, 2002 if not sooner converted,



          o are partially convertible into shares of our common stock prior to April 14, 2000, at a price of $5.00 per share, subject to adjustment for stock splits, combinations and similar recapitalizations affecting our common stock, so long as not more than 200,000 shares in total are issued upon such partial conversion,



          o are fully convertible into shares of our common stock from and after April 14, 2000, at a price of $5.00 per share, subject to adjustment for stock splits, combinations and similar recapitalizations affecting our common stock,



          o may be prepaid by us at any time after October 15, 2000 at 100% of the principal amount plus all accrued but unpaid interest and



          o are subject to mandatory conversion into shares of our common stock at our option at any time after October 15, 2000 if the average closing bid price of our common stock for ten consecutive trading days equals or exceeds $10.29.


     In connection with this private placement, we agreed to register the shares of our common stock issuable upon the conversion of the senior convertible debentures for resale by certain of the selling stockholders under the Securities Act of 1933 and to use our best efforts to maintain the effectiveness of such registration statement until the earlier of the date that all of the shares of our common stock issuable upon the conversion of the senior convertible debentures have been sold and the date that the number of remaining shares of our common stock issued or issuable upon the conversion may be freely sold pursuant to SEC Rule 144 in any period of three consecutive months.


     In June 1999, we completed a private placement of 40,000 shares of convertible preferred stock and warrants to purchase 220,690 shares of our common stock to one of the selling stockholders for aggregate proceeds of $4 million. The shares of convertible preferred stock issued on that date:



          o are convertible into shares of our common stock at a price of $7.25 per share, subject to adjustment for stock splits, combinations and similar recapitalizations affecting our common stock and to downward adjustment if we issue or agree to issue additional shares of our common stock (excluding options under our option plan and certain other excluded securities) at a price of less than $7.25 per share to the price at which we issue or agree to issue the lower-priced shares of our common stock or securities convertible or exchangeable for shares of our common stock,



          o are redeemable in cash for an amount equal to $115 per share of convertible preferred stock on the third anniversary of the date of initial issuance if not sooner converted unless we elect in our discretion to extend the redemption date to the fifth anniversary of the date of initial issuance,

          o are subject to mandatory conversion into shares of our common stock at our option at any time after December 15, 1999 if the average closing bid price of our common stock for ten consecutive trading days equals or exceeds $10.88 per share,



          o are not entitled to any voting rights except as otherwise required by applicable law and



          o are not entitled to any dividend rights unless we elect to extend the redemption date to the fifth anniversary of the date of initial issuance, in which case dividends would accrue at the rate of 8% from and after the third anniversary of the date of initial issuance which could be paid in shares of our common stock at our option.


     In addition to the shares of convertible preferred stock, on June 15, 1999 we also issued an aggregate of 220,690 warrants to purchase shares of our common stock to one of the selling stockholders. An additional 50,000 warrants were issued to such selling stockholder as compensation for services rendered in connection with the placement of the convertible preferred stock. The warrants issued on that date:


          o have a five-year term unless sooner exercised,



          o are exercisable for shares of our common stock at a price of $8.25 per share, subject to adjustment in the same circumstances as the shares of convertible preferred stock described above and



          o are subject to mandatory exercise into shares of our common stock at our option at any time after December 15, 1999 if the average closing bid price of our common stock measured over twenty consecutive trading days equals or exceeds $16.50.


     We also agreed to issue and sell an additional 40,000 shares of convertible preferred stock and warrants to purchase 270,690 shares of our common stock to the same selling stockholder at a second closing. The second closing is subject to the satisfaction of several conditions, including the effectiveness of the registration statement of which this prospectus forms a part. The terms of the convertible preferred stock to be sold at the second closing would be identical to the convertible preferred terms described above except that the conversion price would be equal to the lower of $7.25 per share or 90% of the average closing bid price of our common stock over the five consecutive trading days ending on the date prior to the second closing date. The terms of the warrants to be sold at the second closing would be identical to the warrant terms described above except that the exercise price would be equal to the lower of $8.25 per share or 100% of the average closing bid price of our common stock over the five consecutive trading days ending on the date prior to the second closing date. We may elect in our discretion not to proceed with the second closing if the conversion price of the convertible preferred stock to be sold would be less than $7.25 per share or if the exercise price of the warrants to be sold would be less than $8.25 per share.


     In connection with this private placement, we agreed to register the shares of our common stock issuable upon the conversion of the convertible preferred stock and warrants for resale by one of the selling stockholders under the Securities Act of 1933 and to use our best efforts to maintain the effectiveness of such registration statement until the date that all of the shares of our common stock issuable upon the conversion of the convertible preferred stock and warrants have been sold.

                       WHERE YOU CAN GET MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at 'http://www.sec.gov.' In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

     The SEC allows us to 'incorporate by reference' information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


          o Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed April 29, 1999,



          o Current Report on Form 8-K filed April 30, 1999,



          o Quarterly Report on Form 10-Q for the three months ended March 31, 1999 filed May 17, 1999,



          o Current Report on Form 8-K filed June 18, 1999,



          o Current Report on Form 8-K filed June 30, 1999,



          o Quarterly Report on Form 10-Q for the three months ended June 30, 1999 filed August 23, 1999,



          o Quarterly Report on Form 10-Q for the three months ended September 30, 1999 filed November 15, 1999,



          o The description of the common stock contained in Chromatics Color Sciences International, Inc. Registration Statement on Form 8-A filed February 1, 1993,



          o The description of the purchase rights for Class B Series 1 preferred stock contained in the Chromatics Color Sciences International, Inc. Registration Statement on Form 8-A filed January 5, 1999,



          o Registration Statement on Form 8-A/A amending the description of the common stock filed November 12, 1999 and



          o Registration Statement on Form 8-A/A amending the description of the purchase rights for Class B Series 1 preferred stock filed November 12, 1999.


     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:


                   Ms. Leslie Foglesong
                   Secretary
                   Chromatics Color Sciences International, Inc.
                   5 East 80th Street
                   New York, NY 10021
                   (212) 717-6544

                                USE OF PROCEEDS

     We will not receive any proceeds resulting from the sale of the shares of common stock by the selling stockholders, but we will receive the proceeds from the exercise of the warrants.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and information about our financial condition, results of operations and business that are based on our current and future expectations. The words 'believe,' 'anticipate,' 'expect,' 'intend,' and words of similar import are intended to identify these statements as forward-looking statements. Such forward-looking statements include the following:


          o our belief that our existing capital resources will be adequate to fund our needs for at least the next 12 months,



          o our belief that our ColorMate(Registered) System and/or our ColorMate(Registered) TLc-BiliTest(Registered) System can be marketed in the medical, dental, biological, cosmetic, industrial, soil contamination, hair color, beauty-aid or fashion industries,



          o our belief that the size of the infant jaundice monitoring market in the United States is approximately 15,000,000 tests annually and approximately the same size in Europe and in Asia, South America and Australia combined and that non-invasive monitoring could potentially increase the amount of annual tests performed,



          o our belief that our ColorMate(Registered) System can be successfully commercialized for other applications,



          o our belief that we will be successful in attracting and retaining additional qualified personnel,



          o our belief that the medical community will accept our ColorMate(Registered) TLc-BiliTest(Registered) System,



          o our belief that we can successfully mass manufacture our ColorMate(Registered) TLc-BiliTest(Registered) System, the TLC Lensette(Trademark) and our ColorMate(Registered) System,



          o our belief that we can successfully generate revenues from the commercialization of our intellectual property,



          o our belief that we can successfully contract with a third party to distribute our ColorMate(Registered) TLc-BiliTest(Registered) System for the international markets or the parents market or expand our sales into these markets through our own medical division (although marketing our ColorMate(Registered) TLc-BiliTest(Registered) System for the parents' use would require more product testing as well as FDA marketing clearances and international and other marketing clearances or approvals, and there is no assurance that such clearances or approvals would be granted) and



          o our belief that our distribution partner, Datex-Ohmeda, Inc., will be successful in penetrating its targeted markets within the projected time periods.


     Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements, including those set forth under 'Risk Factors' and elsewhere in this prospectus. We caution you that no forward-looking statement is a guarantee of future performance. You should not place undue reliance on these forward-looking statements, which speak only of the date of this prospectus. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events which may cause our actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus. The factors set forth under 'Risk Factors' and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.

                              SELLING STOCKHOLDERS


     In private placements concluded in April 1999 and June 1999 we sold to the selling stockholders convertible debt securities, convertible preferred stock and warrants to purchase our common stock, and agreed to register the shares of common stock issuable upon the conversion of these convertible debt securities and convertible preferred stock and the exercise of warrants for resale of such securities by the selling stockholders. We also agreed to use our commercially reasonable best efforts to maintain the effectiveness of the registration statement until all of the shares are sold under the registration statement or until such date as they may be sold by the selling stockholders without registration. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.



     The following table sets forth certain information regarding the beneficial ownership of the common stock, as of September 30, 1999, of each of the selling stockholders. The information provided in the table below with respect to each selling stockholder has been obtained from such selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933. The following table assumes that all of the shares of common stock being registered will be sold by the selling stockholders.



     Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent such securities are currently exercisable or convertible within 60 days of September 30, 1999, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person. Unless otherwise noted, each person identified possesses sole voting and investment power with respect to the shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days are treated as outstanding only for purposes of determining the number of and percent owned by such person.

                                              NUMBER OF SHARES         NUMBER OF SHARES       NUMBER OF SHARES       PERCENTAGE
            NAME OF SELLING                  BENEFICIALLY OWNED       REGISTERED FOR SALE    BENEFICIALLY OWNED      OWNERSHIP
              STOCKHOLDER                 AS OF SEPTEMBER 30, 1999         HEREUNDER           AFTER OFFERING      AFTER OFFERING
---------------------------------------   ------------------------    -------------------    ------------------    --------------
LB I Group Inc. .......................            822,414(1)                910,690(2)               0                   0%
  3 World Financial Center
  New York, New York 10285
B.J.S. Trust ..........................             40,000(3)                284,000(4)               0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081
G.W.S. Trust ..........................             40,000(5)                284,000(4)               0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081
S.M.S. Trust ..........................             40,000(6)                284,000(4)               0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081
L.B.P. Trust ..........................             40,000(7)                284,000(4)               0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081
Gary W. Schreiner Trust ...............             36,000(8)                255,600(9)               0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081
G.A.P. Trust ..........................              4,000(10)                28,400(11)              0                   0%
  c/o P.O. Box 400
  Sterling, IL 61081


------------------

 (1) Represents 551,724 shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible preferred stock held by such selling stockholder and 270,690 shares of common stock which may be acquired within 60 days of September 30, 1999 upon the exercise of the warrants issued to such selling stockholder. Mr. Frederick Frank, Vice Chairman of Lehman Brothers, an investment banking firm, has been an advisor to us since December 1, 1997, providing financial, strategic and business advisory services. The consulting agreement with Mr. Frank expired December 1, 1998 but was renewed by mutual agreement of Mr. Frank and us. Lehman Brothers Holdings Inc. is the sole stockholder of LB I Group Inc. and, as such, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended. Neither Lehman Brothers Holdings Inc. nor LB I Group Inc. is a registered broker-dealer.



(2) Represents 551,724 shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible preferred stock held by such selling stockholder, 270,690 shares of common stock which may be acquired within 60 days of September 30, 1999 upon the exercise of the warrants issued to such selling stockholder and 88,276 shares of common stock which may be acquired by the selling stockholder upon the conversion of dividends that may accrue on the shares of convertible preferred stock during the period June 15, 2002 through June 15, 2004.



(3) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 160,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 84,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. Bradley J. Schreiner, as trustee of the B.J.S. Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(4) Represents 200,000 shares of common stock which can be acquired by such selling stockholder upon the conversion of the entire principal amount of convertible debenture held by such selling stockholder and 84,000 shares of common stock which can be acquired by such selling stockholder upon the conversion of all accrued interest on the convertible debenture held by such selling stockholder on the maturity date of the convertible debenture.



(5) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 160,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 84,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. Gregory W. Schreiner, as trustee of the G.W.S. Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.



(6) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 160,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 84,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. Steven M. Schreiner, as trustee of the S.M.S. Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.



(7) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 160,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 84,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. James M. Bergman, as trustee of the L.B.P. Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.



(8) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 144,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 75,600 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. Gary W. Schreiner, as trustee of the Gary W. Schreiner Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.



(9) Represents 180,000 shares of common stock which can be acquired by such selling stockholder upon the conversion of the entire principal amount of convertible debenture held by such selling stockholder and


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    75,600 shares of common stock which can be acquired by such selling stockholder upon the conversion of all accrued interest on the convertible debenture held by such selling stockholder on the maturity date of the convertible debenture.



(10) Represents shares of common stock which may be acquired within 60 days of September 30, 1999 upon the conversion of the convertible debenture held by such selling stockholder. Does not include up to an additional 16,000 shares of common stock which may be acquired by such selling stockholder upon the conversion of the entire outstanding principal amount of the convertible debenture held by such selling stockholder at any time after April 15, 2000. Does not include up to an additional 8,400 shares of common stock which may be acquired by such selling stockholder upon the conversion of all interest accrued through April 15, 2002 with respect to the convertible debenture held by such selling stockholder. Gary W. Schreiner, as trustee of the G.A.P. Trust, is deemed to be the beneficial owner of these shares in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934, as amended.



(11) Represents 20,000 shares of common stock which can be acquired by such selling stockholder upon the conversion of the entire principal amount of convertible debenture held by such selling stockholder and 8,400 shares of common stock which can be acquired by such selling stockholder upon the conversion of all accrued interest on the convertible debenture held by such selling stockholder on the maturity date of the convertible debenture.


                              PLAN OF DISTRIBUTION

     The selling stockholders or their transferees may, from time to time, sell all or a portion of the shares of common stock being registered pursuant to this prospectus in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:


          o block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,



          o purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;



          o an exchange distribution in accordance with the rules of the applicable exchange,



          o ordinary brokerage transactions and transactions in which the broker solicits purchasers,



          o privately negotiated transactions,



          o short sales,



          o a combination of any such methods of sale and



          o any other method permitted pursuant to applicable law.



     From time to time, the selling stockholders may engage in short sales, short sales against the box (in which the seller owns shares of our common stock at the time of the sale but borrows other shares of our common stock to sell in the short sale), puts and calls and other transactions in our securities or derivatives of such securities, and may sell and deliver the shares in connection therewith or in settlement of securities loans. From time to time, the selling stockholders may pledge their shares pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares from time to time.


     In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in such sales. Brokers or dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders.

     Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act of 1933, rather than pursuant to this prospectus.

     The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be 'underwriters' within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

     We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to the sales of their shares offered hereby. We have also advised the selling stockholders of the requirement for delivery of this prospectus in connection with any sale of the shares offered hereby.

     Certain selling stockholders may from time to time purchase shares of common stock in the open market. These selling stockholders have been notified that they should not commence any distribution of shares unless they have terminated their purchasing and bidding for common stock in the open market as provided in applicable securities regulations.

     There is no assurance that the selling stockholders or their transferees will sell any or all of the shares offered by them in this prospectus.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Patterson, Belknap, Webb & Tyler LLP, 1133 Avenue of the Americas, New York, New York.

                                    EXPERTS


     Our financial statements as of December 31, 1998 and for the year ended December 31, 1998 incorporated by reference in this prospectus and registration statement have been audited by BDO Seidman LLP, independent auditors, as set forth in their report dated March 15, 1999, except for note 6, which is dated April 15, 1999 and are included in reliance upon the authority of BDO Seidman LLP as experts in accounting and auditing. Our financial statements as of December 31, 1997 and for the years ending December 31, 1997 and 1996 incorporated by reference in this prospectus and registration statement have been audited by Wiss & Company, independent auditors, as set forth in their report dated February 17, 1998 and are included in reliance upon the authority of Wiss & Company as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     WE HAVE NOT AUTHORIZED ANY DEALER, SALESMAN OR OTHER PERSON TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS. DO NOT RELY ON ANY INFORMATION OR REPRESENTATION NOT CONTAINED IN HEREIN. THIS PROSPECTUS IS NOT AN OFFER TO SELL ANY OF THE SECURITIES OFFERED HEREBY IN THOSE JURISDICTIONS WHERE SUCH AN OFFER WOULD BE UNLAWFUL.




                            ------------------------

                                    CONTENTS


                                                             PAGE
                                                             ----
               General Information About Chromatics...........  2
               Risk Factors...................................  5
               Recent Events.................................. 12
               Where You Can Get More Information............. 15
               Use of Proceeds................................ 16
               Forward-Looking Statements..................... 16
               Selling Stockholders........................... 17
               Plan of Distribution........................... 20
               Legal Matters.................................. 21
               Experts........................................ 21



                               2,330,690 SHARES OF
                                  COMMON STOCK




                                CHROMATICS COLOR
                                    SCIENCES
                               INTERNATIONAL, INC.



                            ------------------------
                                   PROSPECTUS
                            ------------------------





                               NOVEMBER 12, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various estimated amount of fees and expenses payable in connection with this offering other than sales commissions. All such expenses will be borne by the registrant.


                         ITEM                            AMOUNT OF EXPENSES
------------------------------------------------------   ------------------
SEC Registration Fee..................................      $   7,603.06
Printing Expenses.....................................            60,000*
Accounting Fees and Expenses..........................            10,000*
Legal Fees and Expenses...............................            60,000*
Miscellaneous Expenses................................             1,000*
                                                         ------------------
  Total...............................................      $ 138,603.06*


------------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 722 of the Business Corporation Law of the State of New York and
Article X of Chromatics' Certificate of Incorporation contain provisions for the indemnification of officers and directors of Chromatics. The Certificate of Incorporation requires Chromatics to indemnify such persons to the full extent permitted by New York Law. Each person will be indemnified in any proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of Chromatics. Indemnification would cover judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees.



     Chromatics has directors' and officers' liability insurance. Such insurance may cover liabilities asserted against any present or past director or officer incurred in the capacity of director or officer arising out of such status, whether or not Chromatics would have the power to indemnify such person.


ITEM 16. EXHIBITS.


 NUMBER     DESCRIPTION OF DOCUMENT
---------   ---------------------------------------------------------------------------------------------
    3.1      --   Restated Articles of Incorporation of Chromatics (incorporated by reference to Exhibit
                  3.1 to Chromatics' Quarterly Report on Form 10-Q, filed on August 23, 1999).
    3.2      --   By-Laws of Chromatics (incorporated by reference to Exhibit 3.2 to Chromatics' November
                  5, 1992 Registration Statement).
    4.1      --   Restated Articles of Incorporation of Chromatics (incorporated by reference to Exhibit
                  3.1 to Chromatics' Quarterly Report on Form 10-Q, filed on August 23, 1999).
    4.2      --   Subscription Agreement, dated April 15, 1999 between Chromatics and Gary W. Schreiner
                  (incorporated by reference to Exhibit 4.1 to Chromatics' Current Report on Form 8-K,
                  filed on April 30, 1999).
    4.3      --   14% Senior Convertible Debenture, due April 15, 2002, in the original principal amount of $5,000,000 (incorporated by reference to Exhibit 4.2 to Chromatics' Current Report on Form 8-K, filed on April 30, 1999).
    4.4      --   Preferred Stock Purchase Agreement, dated as of June 11, 1999, by and between
                  Chromatics and LB I Group Inc. (incorporated by reference to Exhibit 4.1 to Chromatics'
                  Current Report on Form 8-K, filed on July 1, 1999).
    4.5      --   Warrant Agreement, dated as of June 11, 1999, by and between Chromatics and LB I Group
                  Inc. (incorporated by reference to Exhibit 4.2 to Chromatics' Current Report on Form
                  8-K, filed on July 1, 1999).

 NUMBER     DESCRIPTION OF DOCUMENT
---------   ---------------------------------------------------------------------------------------------
    5.1      --   Opinion Regarding Legality.
   23.1      --   Consent of BDO Seidman, LLP.
   23.2  +   --   Consent of Wiss & Company, LLP.
   23.3      --   Consent of Patterson, Belknap, Webb & Tyler LLP (included in Exhibit 5.1).
   24.1  +   --   Power of Attorney.


------------------

+ Filed previously.


ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply to this registration statement if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 and incorporated by reference in this registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) the undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(c) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in the first paragraph of Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in said Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, State of New York, on November 12, 1999.


                                          CHROMATICS COLOR SCIENCES
                                          INTERNATIONAL, INC.


Date: November 12, 1999                   By:       /s/ DARBY S. MACFARLANE
                                              ----------------------------------
                                                    Darby S. Macfarlane
                                                  Chairperson of the Board
                                                and Chief Executive Officer


     IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.


                SIGNATURE                                     CAPACITY                            DATE
-----------------------------------------  ----------------------------------------------   -----------------

         /s/ DARBY S. MACFARLANE           Chairperson of the Board and Chief Executive     November 12, 1999
----------------------------------------    Officer (Principal Executive Officer)
           Darby S. Macfarlane



                    *                      Director, Secretary and Treasurer (Principal     November 12, 1999
----------------------------------------   Financial and Accounting Officer)
            Leslie Foglesong



                    *                      Director, Vice-President--Research and           November 12, 1999
----------------------------------------   Development
        David Kenneth Macfarlane



                    *                      Director                                         November 12, 1999
----------------------------------------
              Edmund Vimond



                    *                      Director                                         November 12, 1999
----------------------------------------
             Edward Mahoney



By:        /s/ DARBY S. MACFARLANE
----------------------------------------
           Darby S. Macfarlane
            Attorney-In-Fact

                                 EXHIBIT INDEX


  NUMBER     DESCRIPTION OF DOCUMENT
----------   --------------------------------------------------------------------------------------------
   3.1        --   Restated Articles of Incorporation of Chromatics (incorporated by reference to Exhibit
                   3.1 to Chromatics' Quarterly Report on Form 10-Q, filed on August 23, 1999).
   3.2        --   By-Laws of Chromatics (incorporated by reference to Exhibit 3.2 to Chromatics'
                   November 5, 1992 Registration Statement).
   4.1        --   Restated Articles of Incorporation of Chromatics (incorporated by reference to Exhibit
                   3.1 to Chromatics' Quarterly Report on Form 10-Q, filed on August 23, 1999).
   4.2        --   Subscription Agreement, dated April 15, 1999 between Chromatics and Gary W. Schreiner
                   (incorporated by reference to Exhibit 4.1 to Chromatics' Current Report on Form 8-K,
                   filed on April 30, 1999).
   4.3        --   14% Senior Convertible Debenture, due April 15, 2002, in the original principal amount of $5,000,000 (incorporated by reference to Exhibit 4.2 to Chromatics' Current Report on Form 8-K, filed on April 30, 1999).
   4.4        --   Preferred Stock Purchase Agreement, dated as of June 11, 1999, by and between
                   Chromatics and LB I Group Inc. (incorporated by reference to Exhibit 4.1 to
                   Chromatics' Current Report on Form 8-K, filed on July 1, 1999).
   4.5        --   Warrant Agreement, dated as of June 11, 1999, by and between Chromatics and LB I Group
                   Inc. (incorporated by reference to Exhibit 4.2 to Chromatics' Current Report on Form
                   8-K, filed on July 1, 1999).
   5.1        --   Opinion Regarding Legality.
  23.1        --   Consent of BDO Seidman, LLP.
  23.2+       --   Consent of Wiss & Company, LLP.
  23.3        --   Consent of Patterson, Belknap, Webb & Tyler LLP (included in Exhibit 5.1).
  24.1+       --   Power of Attorney.


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+ Filed previously.